

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 27, 2007

via U.S. mail
Mark E. Monroe
President and Chief Executive Officer
Continental Resources, Inc.
302 N. Independence
Enid, Oklahoma
73701

      Re: Continental Resources, Inc.
             Amendment No. 6 to Registration Statement
             on Form S-1
             Filed April 18, 2007
             File No. 333-132257

Dear Mr. Monroe:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your revisions in response to prior comment 11 and partially reissue the comment. Revise to explain the reasons for the discrepancies in the amount and type of compensation paid to the named executives. Additionally, although you have explained the basis for the waiver of the 2006 conditions to awarding

bonuses based on reference to EBIDA, you have not provided disclosure regarding whether you anticipate frequent or infrequent waivers of the criteria.

2.   Please ensure that you make analogous changes to all affected disclosure. Please note our subsequent comment 4 and make any corresponding revisions, if needed, throughout the prospectus. In this regard, we refer you to prior comments 4 and 15 of our letter dated April 13, 2007.

Use of Proceeds, page 23

3.   We note your new disclosure indicating that you are selling 8,850,000 shares of common stock in this offering and that you "expect to use the net proceeds of this offering to repay a portion of the borrowings outstanding under our credit facility incurred in connection with recent capital expenditures and cash dividends to our current shareholders." Refer to SAB Topic 1B.3, which indicates that "when the dividends are to be paid from the proceeds of the offering, the staff believes it is appropriate to include pro forma per share data (for the latest year and interim period only) giving effect to the number of shares whose proceeds were to be used to pay the dividend." Please expand your pro forma per share data as appropriate.

Financial Statements

9. Stock Compensation, page F-18

4.   We have considered your response to prior comment number 22 and given further consideration to your response to prior comment number 7 in your letter dated May 12, 2006. Based on our review of those responses, it remains unclear how the formula value of the shares granted pursuant to your equity compensation plans represent fair value as contemplated by the guidance in FAS 123R. In this regard, it appears to us that the formula value you deem to represent fair value is more akin to the redemption value the holder of the option could receive while not taking into account the time value of the option. Moreover, it remains unclear why you must record an adjustment to recognize a charge to earnings as the difference between the calculated value of these options and the mid-point of your IPO price, totaling $17.4 million, when you believe that you have reported your stock option grants in accordance with the fair value methodology prescribed by FAS 123R. As such, it is still unclear to us how you have properly applied the guidance in paragraph 37 of FAS 123R to measure a liability award under a share-based payment arrangement based on the award's fair value. In this regard, it is unclear how the calculated value takes into account all pertinent factors in a fair value methodology including expected volatility, as contemplated by paragraph 16 of FAS 123R. Please contact us at your earliest convenience to further discuss your accounting methodology for your stock based compensation plans.

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Mr. Monroe
Continental Resources, Inc.
April 27, 2007
page 4

       You may contact Jennifer Goeken, Staff Accountant at (202) 551-3721 or Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have questions regarding comments on the financials statements and related matters. Please contact Mellissa Campbell Duru, at (202) 551-3757 or me at (202) 551-3745 with any other questions.

      Sincerely,

      H. Roger Schwall
      Assistant Director

cc: <u>via facsimile</u>
      Katherine Still, Esq.
      Vinson & Elkins LLP